FORM OF LETTER AGREEMENT

AMG Yacktman Special Opportunities Fund

Investment Management Agreement

[                    ], 2014

AMG Funds LLC

800 Connecticut Avenue

Norwalk, Connecticut 06854

Attn: Jeffrey T. Cerutti, President

Re:	Investment Management Agreement between AMG Funds LLC (formerly known as Managers Investment Group LLC) and AMG Funds (formerly known as Managers AMG Funds), dated as of October 19, 1999

Ladies and Gentlemen:

Pursuant to Section 1(b) of the Investment Management Agreement between AMG Funds LLC (“AMG Funds”) and AMG Funds (the “Trust”), dated October 19, 1999, and as amended from time to time, the Trust hereby notifies you that it is establishing a new series to be named AMG Yacktman Special Opportunities Fund (the “New Fund”), and that the Trust desires to retain AMG Funds to provide management and investment advisory services with respect to the New Fund pursuant to the terms and conditions of the Investment Management Agreement. Attached as Appendix A is an addendum to Schedule A to the Investment Management Agreement.

Please acknowledge your agreement to provide such management and investment advisory services to the New Fund by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

AMG Funds

By:
Name: Donald S. Rumery
Title: Treasurer, Chief Financial Officer, and Principal Financial Officer

ACKNOWLEDGED AND ACCEPTED

AMG Funds LLC

By:
Name: Jeffrey T. Cerutti
Title: President
Date: July 1, 2014

Appendix A

ADDENDUM TO

SCHEDULE A

Yacktman Special Opportunities Fund

Advisory Fees pursuant to Section 2(a)

The Fund will pay to the Advisor a base fee, computed and paid monthly on the average daily net assets of AMG Yacktman Special Opportunities Fund (the “Fund”) at the annual rate of 1.50% (the “Base Fee”), subject to adjustment as set forth below. The Base Fee, as adjusted, is payable for each month as soon as practical after the last day of such month.

Commencing with the twelfth whole calendar month after June 30 2014, the Base Fee will be adjusted, on a monthly basis, upward or downward, as the case may be, by an amount computed by applying the Performance Adjustment Rate to the average daily net assets of the Fund for the Performance Period and dividing the result by twelve.

Performance Period. The Performance Period is equal to the twelve month period then ended.

Performance Adjustment Rate. The Performance Adjustment Rate is determined by (a) calculating the difference, positive or negative, obtained by subtracting (i) the Investment Record of the Benchmark for the Performance Period from (ii) the Investment Performance of the Measuring Class for the Performance Period, and (b) applying the results of such calculation to the following table:

Difference Between Measuring Class Performance and Index Performance Over the Performance Period	Performance Adjustment Rate
- 7.5% or greater*	-0.75%
- 5.0% up to but not including—7.5%	-0.50%
- 2.5% up to but not including—5.0%	-0.25%
Less than** -2.5% and less than** 2.5%	0.00%
2.5% up to but not including 5.0%	0.25%
5.0% up to but not including 7.5%	0.50%
7.5% or greater*	0.75%

* “Greater” in this context means a larger divergence in performance between the MSCI ACWI All Cap Index and the Measuring Class.

** “Less than” in this context means a smaller divergence in performance between the MSCI ACWI All Cap Index and the Measuring Class.

The Performance Adjustment Rate for the Fund may not exceed ± 0.75.

Investment Performance and Investment Record. These terms are used as defined in Rule 205-1 under the Investment Advisers Act of 1940, as amended.

Benchmark. The Fund’s Benchmark is the MSCI ACWI All Cap Index.

Measuring Class. The “Measuring Class” of shares of the Fund is the outstanding class of shares of the Fund that has begun investment operations and that has the highest total annual fund operating expenses of all of the classes of shares of the Fund for the Performance Period. As of the date of this Agreement, the “Measuring Class” is the Institutional Class. If the outstanding class of shares of the Fund that has investment operations and has the highest total annual fund operating expenses is not outstanding or does not have investment operations for all of the Performance Period, it may only be used in calculating that portion of the Performance Adjustment Rate attributable to the period during which such class is outstanding and has investment operations. Any other portion of the Performance Period will be calculated using the outstanding class of shares of the Fund that has investment operations and has the highest total annual fund operating expenses of all the classes of shares of the Fund during such portion of the Performance Period.

Notwithstanding any other provisions in this Schedule A, the computation of the Performance Adjustment Rate, the Investment Performance of the Measuring Class and the Investment Record of the Benchmark will be made in accordance with the Investment Advisers Act of 1940, as amended, and any applicable rules thereunder. In addition, in the event the amount of the negative performance adjustment for a month exceeds the Base Fee for such month, then no amounts will be paid to the Subadvisor for such month, and the Subadvisor will pay to the Adviser the amount that the negative performance adjustment exceeds the Base Fee.

Administration Fees Pursuant to Section 2(b)

None.